Mail Stop 3561

                                                                September 24,
2018


    Devin N. Wenig
    President and Chief Executive Officer
    eBay Inc.
    2025 Hamilton Avenue
    San Jose, CA 95125

            Re:    eBay Inc.
                   Form 10-K for the year ended December 31, 2017
                   Filed February 5, 2018
                   Form 10-Q for the quarter ended June 30, 2018
                   Filed July 19, 2018
                   File No. 001-37713

    Dear Mr Wenig:

           We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

           Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments.

    Form 10-K for the year ended December 31, 2017

    General

    1. In a letter to the staff dated May 14, 2015, you discussed your subsidiary PayPal's 2015 settlement with OFAC for processing transactions to or from Sudan, and PayPal's disclosure to OFAC of subsequent similar transactions referencing sanctioned countries. On page 20 of its 10-K filed February 7, 2018, PayPal provides similar information. Additionally, we are aware of news reports indicating that entities in North
            Korea, Sudan and Syria, possibly including their governments, may have offered or sold items on the ebay.com website. North Korea, Sudan and Syria are designated by the
            Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls.
 Devin N. Wenig
eBay Inc.
September 24, 2018
Page 2


       Please describe to us the nature and extent of any past, current, and anticipated contacts with North Korea, and any such contacts with Sudan and Syria since your 2015 letter, including contacts with their governments, whether through subsidiaries, affiliates, partners, customers, joint ventures or other direct or indirect arrangements. Please also discuss the materiality of those contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of revenues, assets and liabilities associated with those countries for the last three fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism. Finally, to the extent PayPal has self-reported to OFAC possible violations of North Korea, Sudan or
       Syria economic sanctions subsequent to your 2015 letter, please describe the transactions to us and tell us the maximum dollar amount of the potential related penalties.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 39

    2. Please revise your results of operations discussion to provide greater insight to your investors regarding the underlying causes of increases or decreases in the components of net income. For example, when you identify intermediate causes of changes in revenues, such as changes in GMV and "take rates," please describe in sufficient detail the underlying reasons driving such changes.

Form 10-Q for the quarter ended June 30, 2018

Notes to Condensed Consolidated Financial Statements

Note 1   The Company and Summary of Significant Accounting Policies

Revenue Recognition, page 7

    3. We note your net transaction revenues consist of a single performance obligation. Please address the following items for your Marketplace arrangements:

           Clarify the exact nature of this performance obligation. Your reference to core services is unclear. Refer to ASC 606-10-50-12(c).

           Tell us each promised good or service you have identified in these arrangements. In addition, provide us your analysis regarding how you determined that all goods and services in these arrangements should be combined. Reference ASC 606-10-25-19 through 22.
 Devin N. Wenig
eBay Inc.
September 24, 2018
Page 3


           Provide us with a specific and comprehensive discussion of the terms of your Price
           Match Guarantee, eBay Authenticate, shipping services and eBay Money Back
           Guarantee and if you determined that these are services provided to users or customers.

           We note under ASC 605 you recognized revenue from listing fees ratably over the estimated period of the listing. Please help us understand why under ASC 606 you have combined these listing services with other services in determining your performance obligation. In addition, tell us how the final value fees and fees to promote or feature listings from sellers are calculated. Also clarify if and how promotion fees differ from listing fees.

    4. We note that you generate revenue from revenue sharing arrangements. Please provide us with a comprehensive discussion of the terms of these arrangements including what specified services are provided. In addition, please provide us your analysis regarding how you determined when you are a principal and when you are an agent in these arrangements. Reference ASC 606-10-55-36 through 40 and ASC 606-10-50-12(c).

    5. We note your disclosure that your contracts may include promises to transfer multiple services including discounts on future services. Please tell us, and revise future filings to clarify, which contracts contain multiple performance obligations. In addition, please clarify if these discounts are a material right and, if so, when the related revenue is recognized. Reference ASC 606-10-50-12.

    6. We note your disclosure that certain incentives provided to certain users from which you do not earn revenue within the context of the identified contract are recognized as sales and marketing expenses. Please provide us with a specific discussion of the nature of these incentives and clarify your consideration of the identified contract. In addition, tell us how and why you concluded that these amounts should be classified as a reduction to revenue under ASC 605 but are classified as sales and marketing expenses under ASC
       606.

Note 7   Derivative Instruments, page 15

    7. We note that you entered into a warrant with a service provider that entitles you to acquire shares of the service provider. You disclose that you account for the warrant as a derivative under ASC 815, reflecting the derivative at fair value on your balance sheet with changes in fair value reflected within income. However, you also indicate that the
       "day-one value attributable to the warrants" was recorded as a deferred credit liability that will be amortized over the life of the warrant. Citing authoritative accounting guidance, please tell us why you are deferring the day-one liability. Also clarify how and why the warrants were in an initial liability position and quantify for us the initial deferred credit.
 Devin N. Wenig
eBay Inc.
September 24, 2018
Page 4


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Andrew Blume,
Staff Accountant, at (202) 551-3254 with questions regarding these comments or related matters.
Please contact me at (202) 551-3737 with any other questions.


                                                          Sincerely,

                                                          /s/ Jennifer Thompson

                                                          Jennifer Thompson
                                                          Accounting Branch
Chief
                                                          Office of Consumer
Products